New Beginnings Acquisition Corp.

800 1st Street
Unit 1
Miami Beach, FL 33139

July 22, 2021

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-3561

Attention:	Ms. Pam Howell

Re:	New Beginnings Acquisition Corp.

Registration Statement on Form S-4

File No. 333-256137

Dear Ms. Howell:

New Beginnings Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on July 23, 2021, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Laurie Green of Greenberg Traurig, P.A., at (954) 768-8232 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

New Beginnings Acquisition Corp.

By:	/s/ Michael S. Liebowitz
Name:	Michael S. Liebowitz
Title:	Chief Executive Officer

cc:	Alan I. Annex, Esq.

Laurie Green, Esq.

Greenberg Traurig, P.A.

[Signature Page to Acceleration Request Letter]